February 11, 2019

David Tierney
President and Chief Executive Officer
BioPharmX Corp
115 Nicholson Lane
San Jose, California 95134

       Re: BioPharmX Corp
           Registration Statement on Form S-3
           Filed January 31, 2019
           File No. 333-229459

Dear Mr. Tierney:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance